April 13, 2007

United States Securities and Exchange Commission
Mail Stop 4561
100 F, N.E.
Washington, D.C. 20549

Re:	Language Access Network, Inc. Registration Statement on Form 10-SB Filed February 21, 2007 File No. 0-33058 Withdrawal of Registration

Ladies and Gentlemen:

Language Access Network, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form 10-SB (File No. 0-33058), filed on February 21, 2007, together with all exhibits thereto (collectively, the “Registration Statement”).

Please be advised that although the Company intends to pursue the registration of its common stock, the Company anticipates that it will be unable to file, prior to the time when the above Registration Statement automatically becomes effective, an amendment to the Form 10-SB that responds to all of the comments contained in your letter and updated financials for December 31, 2006.

Accordingly, in order to avoid having the registration statement automatically become effective before it can be appropriately amended to respond to your comments and include December 31, 2006 financial statements, the Company is hereby withdrawing the above Registration Statement.

The Company expects to file a new registration statement in the near future. Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Kyleen Cane, Cane Clark, LLP, 3273 E. Warm Springs, Road, Las Vegas, Nevada at 702-312-6255. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Ms. Cane at the address set forth above.

Sincerely,

Language Access Network, Inc.

By:          /s/ Michael Guirlinger
Michael Guirlinger
Chief Executive Officer